July 3, 2008

VIA EDGAR AND FEDERAL EXPRESS
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:     Jacksonville Bancorp, Inc. Withdrawal of Registration Statement on Form S-4
(File No. 333-150886)

Ladies and Gentleman:

On May 13, 2008, Jacksonville Bancorp, Inc., a Florida corporation (the “Company”), filed Registration Statement No. 333-150886 on Form S-4 (together with exhibits thereto, the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby makes this application to withdraw the Registration Statement effective as of the date hereof or at the earliest practicable date hereafter. The Registration Statement has not been declared effective by the Commission and no securities have been issued or sold under the Registration Statement or the prospectus contained therein. The reason for this withdrawal is that the Agreement and Plan of Merger dated as of January 28, 2008 which contemplated the merger of Heritage Bancshares, Inc. with and into the Company as described in the Registration Statement, has been terminated, and as a result, the merger will not occur. The Company believes the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Company proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) under the Securities Act.

July 3, 2008

Please provide a copy of the order granting the withdrawal of the Registration Statement to our legal counsel, Halcyon E. Skinner of McGuireWoods, by facsimile at (904) 360-6324. If you have any questions regarding this matter, please contact Mr. Skinner at (904) 798-2626.

Sincerely,

JACKSONVILLE BANCORP, INC.

By:	/s/ Valerie A. Kendall
Valerie A. Kendall
Chief Financial Officer

cc:
Jonathan Gottlieb
U.S. Securities and Exchange Commission

Gilbert J. Pomar, III
Jacksonville Bancorp, Inc.